SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

TALMER BANCORP, INC.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title and Class of Securities)

87482X101

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 87482X101	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 12,145,219 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 12,145,219 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,145,219 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%
12	TYPE OF REPORTING PERSON OO

(1)
WL Ross & Co. LLC serves as the investment manager to WLR Recovery Fund IV, L.P. ("Fund IV"). Fund IV owns 9,625,921 shares of Class A Common Stock of the issuer and warrants to purchase 2,519,298 shares of Class A Common Stock of the issuer (1,616,669 expiring on April 30, 2020, 108,686 expiring on February 21, 2022 and 793,943 expiring on December 27, 2022). Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. Accordingly, WL Ross & Co. LLC may be deemed to share voting and dispositive power with Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares of Class A Common Stock owned by Fund IV.

CUSIP No. 87482X101	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 12,145,219 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 12,145,219 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,145,219 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%
12	TYPE OF REPORTING PERSON PN

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 9,625,921 shares of Class A Common Stock of the issuer and warrants to purchase 2,519,298 shares of Class A Common Stock of the issuer (1,616,669 expiring on April 30, 2020, 108,686 expiring on February 21, 2022 and 793,943 expiring on December 27, 2022). Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. WL Ross & Co. LLC serves as the investment manager to Fund IV. Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares of Class A Common Stock owned by Fund IV.

CUSIP No. 87482X101	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 48,776 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 48,776 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,776 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON PN

(1)
WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 38,658 shares of Class A Common Stock of the issuer and warrants to purchase 10,118 shares of Class A Common Stock of the issuer (6,493 expiring on April 30, 2020, 436 expiring on February 21, 2022 and 3,189 expiring on December 27, 2022). Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by the Parallel Fund and to take whatever action, including voting such Class A Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares of Class A Common Stock owned by the Parallel Fund.

CUSIP No. 87482X101	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 12,193,995 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 12,193,995 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,193,995 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12	TYPE OF REPORTING PERSON OO

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 9,625,921 shares of Class A Common Stock of the issuer and warrants to purchase 2,519,298 shares of Class A Common Stock of the issuer (1,616,669 expiring on April 30, 2020, 108,686 expiring on February 21, 2022 and 793,943 expiring on December 27, 2022). WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 38,658 shares of Class A Common Stock of the issuer and warrants to purchase 10,118 shares of Class A Common Stock of the issuer (6,493 expiring on April 30, 2020, 436 expiring on February 21, 2022 and 3,189 expiring on December 27, 2022). Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. WL Ross & Co. LLC serves as the investment manager to Fund IV. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by the Parallel Fund and to take whatever action, including voting such Class A Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group L.P. over the shares of Class A Common Stock owned by Fund IV, and (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group L.P., Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares of Class A Common Stock owned by the Parallel Fund.

CUSIP No. 87482X101	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 48,776 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 48,776 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,776 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON OO

(1)
WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 38,658 shares of Class A Common Stock of the issuer and warrants to purchase 10,118 shares of Class A Common Stock of the issuer (6,493 expiring on April 30, 2020, 436 expiring on February 21, 2022 and 3,189 expiring on December 27, 2022). Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by the Parallel Fund and to take whatever action, including voting such Class A Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares of Class A Common Stock owned by the Parallel Fund.

CUSIP No. 87482X101	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 48,776 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 48,776 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,776 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON CO

(1)
WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 38,658 shares of Class A Common Stock of the issuer and warrants to purchase 10,118 shares of Class A Common Stock of the issuer (6,493 expiring on April 30, 2020, 436 expiring on February 21, 2022 and 3,189 expiring on December 27, 2022). Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by the Parallel Fund and to take whatever action, including voting such Class A Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares of Class A Common Stock owned by the Parallel Fund.

CUSIP No. 87482X101	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 12,193,995 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 12,193,995 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,193,995 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12	TYPE OF REPORTING PERSON IN

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 9,625,921 shares of Class A Common Stock of the issuer and warrants to purchase 2,519,298 shares of Class A Common Stock of the issuer (1,616,669 expiring on April 30, 2020, 108,686 expiring on February 21, 2022 and 793,943 expiring on December 27, 2022) and WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 38,658 shares of Class A Common Stock of the issuer and warrants to purchase 10,118 shares of Class A Common Stock of the issuer (6,493 expiring on April 30, 2020, 436 expiring on February 21, 2022 and 3,189 expiring on December 27, 2022). Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. WL Ross & Co. LLC serves as the investment manager to Fund IV. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by the Parallel Fund and to take whatever action, including voting such Class A Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares of Class A Common Stock owned by Fund IV and (ii) El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares of Class A Common Stock owned by the Parallel Fund.

CUSIP No. 87482X101	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 12,193,995 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 12,193,995 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,193,995 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12	TYPE OF REPORTING PERSON OO

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 9,625,921 shares of Class A Common Stock of the issuer and warrants to purchase 2,519,298 shares of Class A Common Stock of the issuer (1,616,669 expiring on April 30, 2020, 108,686 expiring on February 21, 2022 and 793,943 expiring on December 27, 2022) and WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 38,658 shares of Class A Common Stock of the issuer and warrants to purchase 10,118 shares of Class A Common Stock of the issuer (6,493 expiring on April 30, 2020, 436 expiring on February 21, 2022 and 3,189 expiring on December 27, 2022). Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. WL Ross & Co. LLC serves as the investment manager to Fund IV. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by the Parallel Fund and to take whatever action, including voting such Class A Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, El Vedado, LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., WL Ross & Co. LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares of Class A Common Stock owned by Fund IV and (ii) Wilbur L. Ross, Jr., WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares of Class A Common Stock owned by the Parallel Fund.

CUSIP No. 87482X101	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 12,193,995 (1)
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 12,193,995 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,193,995 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.7%
12	TYPE OF REPORTING PERSON PN

(1)
WLR Recovery Fund IV, L.P. ("Fund IV") owns 9,625,921 shares of Class A Common Stock of the issuer and warrants to purchase 2,519,298 shares of Class A Common Stock of the issuer (1,616,669 expiring on April 30, 2020, 108,686 expiring on February 21, 2022 and 793,943 expiring on December 27, 2022) and WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 38,658 shares of Class A Common Stock of the issuer and warrants to purchase 10,118 shares of Class A Common Stock of the issuer (6,493 expiring on April 30, 2020, 436 expiring on February 21, 2022 and 3,189 expiring on December 27, 2022). Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. WL Ross & Co. LLC serves as the investment manager to Fund IV. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Class A Common Stock owned by the Parallel Fund and to take whatever action, including voting such Class A Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, WL Ross Group, L.P. may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., WL Ross & Co. LLC, El Vedado, LLC and WLR Recovery Associates IV LLC over the shares of Class A Common Stock owned by Fund IV and (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares of Class A Common Stock owned by the Parallel Fund.

CUSIP No. 87482X101	Schedule 13G

Item 1.

(a)	The name of the issuer is Talmer Bancorp, Inc., a Michigan corporation (the "Issuer").

(b)	The Issuer's principal executive offices are located at 2301 W. Big Beaver Rd., Suite 525, Troy, MI 48084.

Item 2.

(a)	The names of the persons (collectively, the "Reporting Persons") filing this Schedule 13G (this "Statement") are:

•	WL Ross & Co. LLC

•	WLR Recovery Fund IV, L.P.

•	WLR IV Parallel ESC, L.P.

•	WLR Recovery Associates IV LLC

•	INVESCO WLR IV Associates LLC

•	Invesco Private Capital, Inc.

•	WL Ross Group, L.P.

•	El Vedado, LLC

•	Wilbur L. Ross, Jr.

(b)
The principal business office for each of the Reporting Persons other than Wilbur L. Ross, Jr. and El Vedado, LLC is c/o WL Ross Group, L.P., 1166 Avenue of the Americas, New York, New York 10036.  The principal business office of Mr. Ross and El Vedado, LLC is 319 Clematis Street, Room 1000 (10th Floor), West Palm Beach, Florida 33401.

(c)
Mr. Ross is a citizen of the United States of America.  WL Ross Group, L.P. and El Vedado, LLC are organized under the laws of the State of New York.  Each of the other Reporting Persons that is an entity is organized under the laws of the State of Delaware.

(d)	This Statement relates to the Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), of the Issuer.

(e)	The CUSIP Number of the Class A Common Stock is 87482X101.

Item 3.

Not Applicable.

Item 4.                      Ownership.

The percentages used in this Item 4 are calculated based on 73,033,336 shares of Class A Common Stock outstanding. This number assumes that all warrants to purchase shares of Class A Common Stock held by WLR

CUSIP No. 87482X101	Schedule 13G

Recovery Fund IV and WLR IV Parallel ESC, L.P. have been exercised, which increases the total of 70,503,920 shares of Class A Common Stock outstanding as of November 12, 2014 by 2,529,416.

WL Ross & Co. LLC

(a)	Amount beneficially owned: 12,145,219
(b)	Percent of Class: 16.6%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 12,145,219
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 12,145,219

WLR Recovery Fund IV, L.P.

(a)	Amount beneficially owned: 12,145,219
(b)	Percent of Class: 16.6%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 12,145,219
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 12,145,219

WLR IV Parallel ESC, L.P.

(a)	Amount beneficially owned: 48,776
(b)	Percent of Class: Less than 0.1%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 48,776
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 48,776

WLR Recovery Associates IV LLC

(a)	Amount beneficially owned: 12,193,995
(b)	Percent of Class: 16.7%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 12,193,995
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 12,193,995

INVESCO WLR IV Associates LLC

(a)	Amount beneficially owned: 48,776
(b)	Percent of Class: Less than 0.1%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 48,776
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 48,776

Invesco Private Capital, Inc.

(a)	Amount beneficially owned: 48,776
(b)	Percent of Class: Less than 0.1%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 48,776

CUSIP No. 87482X101	Schedule 13G

(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 48,776

Wilbur L. Ross, Jr.

(a)	Amount beneficially owned: 12,193,995
(b)	Percent of Class: 16.7%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 12,193,995
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 12,193,995

El Vedado, LLC

(a)	Amount beneficially owned: 12,193,995
(b)	Percent of Class: 16.7%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 12,193,995
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 12,193,995

WL Ross Group, L.P.

(a)	Amount beneficially owned: 12,193,995
(b)	Percent of Class: 16.7%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 12,193,995
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 12,193,995

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of a Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP No. 87482X101	Schedule 13G

Item 10.	Certifications

Not Applicable.

CUSIP No. 87482X101	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
	Name:	Wilbur L. Ross, Jr.
	Title:	Authorized Person

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
	Name:	Wilbur L. Ross, Jr.
	Title:	Authorized Person

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV Associates LLC,
its General Partner
By:	Invesco Private Capital, Inc.,
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
	Name:	Wilbur L. Ross, Jr.
	Title:	Authorized Person

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
	Name:	Wilbur L. Ross, Jr.
	Title:	Authorized Person

CUSIP No. 87482X101	Schedule 13G

INVESCO WLR IV ASSOCIATES LLC

By:	Invesco Private Capital, Inc.,
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
	Name:	Wilbur L. Ross, Jr.
	Title:	Authorized Person

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Wilbur L. Ross, Jr.
	Name:	Wilbur L. Ross, Jr.
	Title:	Authorized Person

WL ROSS GROUP, L.P.

By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
	Name:	Wilbur L. Ross, Jr.
	Title:	Authorized Person

EL VEDADO, LLC

By:	/s/ Wilbur L. Ross, Jr.
	Name:	Wilbur L. Ross, Jr.
	Title:	Authorized Person

WILBUR L. ROSS, JR.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

CUSIP No. 87482X101	Schedule 13G

EXHIBIT INDEX TO SCHEDULE 13G

Exhibit 1
Joint Filing Agreement among WL Ross & Co. LLC, WLR Recovery Fund IV, L.P., WLR IV Parallel ESC, L.P., WLR Recovery Associates IV LLC, INVESCO WLR IV Associates LLC, Invesco Private Capital, Inc., Wilbur L. Ross, Jr., WL Ross Group, L.P. and El Vedado, LLC

Exhibit 2
Disclaimer of Beneficial Ownership by WL Ross & Co. LLC, WLR Recovery Associates IV LLC, INVESCO WLR IV Associates LLC, Invesco Private Capital, Inc., Wilbur L. Ross, Jr., WL Ross Group, L.P. and El Vedado, LLC